Exhibit 12.1

HOLOGIC, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

The following table shows the computation of the ratio of earnings to fixed charges on a historical basis for each of the periods indicated. We had no preferred stock outstanding for the periods presented in the table. Accordingly, the ratio of earnings combined fixed charges and preference dividends is the same as the ratio of earnings to fixed charges. The ratio of earnings to fixed charges is unaudited for all periods presented. For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of net income plus the provision for income taxes and fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and an estimate of the interest portion of rental expense.

	Supplemental Pro Forma Twelve Months Ended September 29, 2007(1)	Fiscal Year Ended
		September 29, 2007	September 30, 2006	September 24, 2005	September 25, 2004	September 27, 2003
Earnings:
Earnings before provision for income taxes	$104,386	$148,489	$53,223	$34,695	$12,927	$3,265
Fixed charges	187,477	6,072	4,234	3,380	3,399	3,535
Interest capitalized during the period	(2,318)	—	—	—	—	—
Amortization of capitalized interest	80	—	—	—	—	—

Total earnings	289,625	154,561	57,457	38,075	16,326	6,800

Fixed charges:
Interest expense (including amortized premiums, discounts and capitalized expenses relating to indebtedness)	178,808	2,511	1,230	377	278	448
Interest Capitalized during the period	2,318	—	—	—	—	—
Estimate of interest within rental expense	6,351	3,561	3,004	3,003	3,121	3,087

Total fixed charges	187,477	6,072	4,234	3,380	3,399	3,535
Ratio of earnings to fixed charges	1.5x	25.5x	13.6x	11.3x	4.8x	1.9x

(1)	The supplemental pro forma information is adjusted to give pro forma effect to our business combination with Cytyc Corporation, which was completed on October 22, 2007, as reflected in the pro forma financial information included in our Current Report on Form 8-K/A filed with the Securities and Exchange Commission on November 30, 2007. The pro forma earnings used in this supplemental pro forma calculation exclude certain amounts resulting from the merger because Hologic considers them to be of a non-recurring nature and are anticipated to be included in the income of Hologic within 12 months of the merger. These amounts include the estimated charge of approximately $368,200 of acquired in-process research and development, the cost of revenue impact of the write-up of inventory to fair value of $42,000, approximately $1,800 related to the charge in control payment for a certain executive officer of Hologic and the reduction of deferred revenue of $900 for amounts that would not represent a legal obligation at the close of the merger. The pro forma earnings also exclude estimated charges related to change of control payments of approximately $18,550 and stock based compensation expenses for the acceleration of vesting of outstanding stock options for certain member of Cytyc’s executive management, as such charges were recorded by Cytyc in the period that the merger was completed and a charge of $89,500 for acquired in-process research and development related to Cytyc’s acquisition of Adeza Biomedical Corporation and Adiana, Inc. in March 2007.